Exhibit 21.1
The Registrant currently has no subsidiaries. Upon closing of this offering, the Registrant will have the following subsidiaries.

Name	Jurisdiction of Formation
Sucampo Pharma Europe Ltd.	England and Wales

Sucampo Pharma, Ltd.	Japan